Exhibit 99.1

Cardiome Enters Commercialization Agreement with Aspen for BRINAVESS® in South Africa

NASDAQ: CRME TSX: COM

VANCOUVER, Nov. 17, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that an affiliate of the company has entered into an agreement with Pharmacare Limited, which trades as Aspen Pharmacare and is a part of the Aspen Group, to sell and distribute BRINAVESS® (vernakalant intravenous) exclusively in South Africa. Under the terms of the agreement, Aspen has agreed to specific annual commercial goals for BRINAVESS. Financial details of the agreement have not been disclosed.

"We are pleased to expand our commercial agreement with Aspen to now include BRINAVESS in South Africa," said Karim Lalji, Cardiome's Chief Commercial Officer. "Aspen has proven to be a valuable partner to Cardiome through their commercialization efforts behind AGGRASTAT®. This will be the first country in Africa where BRINAVESS will be launched and we remain committed to making this drug available to all our customers worldwide."

"It is exciting for us to expand our portfolio to now include BRINAVESS alongside Cardiome's AGGRASTAT," said Noel Guliwe, CEO at Aspen Pharmacare, South Africa. "We are looking forward to making it available to all of our hospital customers throughout the country."

In 2014, the South African pharmaceutical market was estimated to be valued at ZAR 30.6.1

References:

1.	Espicom. The Pharmaceutical Market: South Africa, Oct 2014

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Aspen

Aspen is a global supplier of branded and generic pharmaceutical products as well as infant milk nutritionals and consumer healthcare products in selected territories. Aspen is the largest pharmaceutical company listed on the South African stock exchange, the JSE Limited, and is one of the top 20 companies listed on this exchange. The Group has 26 manufacturing facilities at 18 sites on 6 continents and approximately 10 000 employees. With its extensive basket of products that provide treatment for a broad spectrum of acute and chronic conditions experienced throughout all stages of life, Aspen continues to increase the number of lives benefiting from its products, reaching more than 150 countries across the world.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: Cardiome Investor Relations, (604) 676-6993 or Toll Free: 1-800-330-9928, Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:30e 17-NOV-14